SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 22, 2004

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces significant improvement

for the first quarter of 2004

Calgary, Alberta, April 22, 2004 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the first quarter ended March 31, 2004.

CE Franklin reported net income of $1.6 million or $0.09 per share (diluted) for the quarter ended March 31, 2004.  This represents a net income improvement of $1.6 million or $0.09 per share (diluted) as compared to the quarter ended March 31, 2003 where the Company reported a net loss of $62,000 or a loss of $0.00 per share (diluted).

Sales for the quarter ended March 31, 2004 increased 44.1% to $89.0 million from $61.8 million for the quarter ended March 31, 2003.  The Company’s revenue increase reflects the continued strong market activity and an improved value offering to the marketplace.

Net income before income taxes was $2.8 million for the quarter ended March 31, 2004 as compared to $131,000 for the quarter ended March 31, 2003.  The $27.2 million improvement in sales resulted in a $2.6 million improvement in income before income taxes, which represents an incremental flow through of 9.7%.

“CE Franklin is pleased with its progress and results for Q1,” said Michael West, Chairman, President and Chief Executive Officer.  “We will continue to work on our strategies and expect continued improvement.”

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Conference Call and Webcast Information

A financial analyst conference call to review the quarterly results, which is open to the public, will be held on Friday, April 23, 2004 at 10:30 a.m. EST (8:30 a.m. Calgary time MST).  Participants may join the call by dialing 1-800-814-4859 at the scheduled time of 10:30 a.m. EST.  For those unable to listen to the live conference call, a recording of the entire call may be accessed at approximately 1 p.m. EST on the same day by calling 1-877-289-8525 and entering the pass code of 21045812# and may be accessed until midnight Friday, April 30, 2004.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=772200 and will be available on the Company’s website at http://www.cefranklin.com.

About CE Franklin

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource based industries. We serve our customers through our network of 37 branches across Canada – from British Columbia to Ontario – as well as internationally.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company’s 2003 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Sam Secreti

Chief Financial Officer

403-531-5603

*****

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CE Franklin Ltd.

Interim Statement of Changes in Shareholders' Equity

(Unaudited)

	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Net loss	-	-	-	(62)	(62)

Balance - March 31, 2003	17,178,696	19,268	13,566	14,275	47,109

Balance - December 31, 2003	17,178,696	19,268	13,602	14,758	47,628
Stock options granted	-	-	64	-	64
Net income	-	-	-	1,560	1,560

Balance - March 31, 2004	17,178,696	19,268	13,666	16,318	49,252

CE Franklin Ltd.

Notes to Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended December 31, 2003 and 2002, except as described in note 2. These financial statements are in accordance with generally accepted accounting principles in Canada. Certain comparative figures have been reclassified to conform with the current period's presentation.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2003.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Basis of presentation

On March 31, 2004, the Company sold its remaining 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.

On January 31, 2003, the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania Industries Inc.. Subsequently, a 50% interest in Brittania was sold for cash proceeds of $538,000.

Note 3 - Changes in accounting policy

Effective January 1, 2004, the Company adopted prospectively, the Canadian Institute of Chartered Accountants Guideline for "Hedging Relationships". The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in the value is recognized in the statements of operations.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted. Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

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Note 4 - Share data

At March 31, 2004 the Company had 17,178,696 common shares and 1,744,039 options to acquire common shares outstanding. 785,366 of those options were currently vested and exercisable. There were no common share options granted in the first quarter of 2004. The compensation expense recorded in the first quarter of 2004 for common share options granted subsequent to December 31, 2002 was $64,000.

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors. Accordingly, no compensation expense has been recognized in the Statements of Operations. Had compensation cost been determined on the basis of fair values, net income for the quarter ended March 31, 2004 would have decreased by $199,000 or $0.01 per common share.

Note 5 - Discontinued operations

On March 31, 2004, the Company sold its 50% interest in Brittania Industries Inc. for cash proceeds of $961,000. No gain or loss on disposition resulted from the transaction. The proceeds from this transaction were used to reduce the Company's bank operating loan. The results of discontinued operations for the quarter ended March 31 were as follows:

	March 31,	March 31,
(in thousands of dollars)	2004	2003

Sales	444	1,181
Loss before income taxes	(63)	(98)
Income tax expense (recovery)	(36)	(39)

Loss for the quarter	(27)	(59)

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